SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25
Current Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: March 31, 2001

ATI NETWORKS, INC.
(Exact Name of Registrant as Specified in its Charter)

COLORADO
(State or Other Jurisdiction of Incorporation)

3322832-D                                    84-01089801
(Commission File Number)              (I.R.S. Employer Identification Number)

460 Cedar Street, Fond du Lac, WI   54935
(Address of Principal Executive Offices)(Zip Code)

(920) 922-7030
(Registrant's Telephone Number, Including Area Code)





                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

NOTIFICATION OF LATE FILING            SEC FILE NUMBER: 033-22832-D

                                       CUSIP NUMBER: 00207F107

[X]Form 10-K [ ]Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ]Form N-SAR

For Period Ended:12/31/2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

     ATI Networks, Inc.

Address of Principal Office (Street and Number)

     460 Cedar Street


City, State and Zip Code

     Fond du Lac, Wisconsin 54935


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is awaiting completion of the Company's audit and financial statements from it's accountants in order to complete its Form 10KSB for the period ended December 31, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Lawrence Bestor		          920          922-7030
            (Name)                   (Area Code) (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

                         [ ] Yes        [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                      ATI Networks, Inc.

Date: March 31, 2001                BY:/s/Lawrence J. Bestor
                                          Lawrence J. Bestor, Chief
                                          Executive Officer, President